UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street

Hamilton HM 19

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No ☒

In connection with the offering of debt securities (the “securities”) by Highlands Holdings Bond Issuer, Ltd., a Bermuda exempted company (the “Bermuda Issuer”), and Highlands Holdings Bond Co-Issuer, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Bermuda Issuer, certain financial and other information about Aspen Insurance Holdings Limited (“Aspen”) was made available to potential investors in the securities.

The information about Aspen provided to potential investors in the securities is furnished as Exhibit 99.1 to this Form 6-K, is incorporated by reference as part of this Form 6-K.

EXHIBIT INDEX

Exhibit

99.1	Information about Aspen furnished to potential investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: October 20, 2020	By:	/s/ Kevin Chidwick
	Name:	Kevin Chidwick
	Title:	Chief Financial Officer